April 13, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Joanna Lam
Karl Hiller
Sean Donahue
Laura Nicholson
H. Roger Schwall

Re:	SEC Comment Letter dated April 1, 2009
Green Mountain Coffee Roasters, Inc.
Form 10-K for the fiscal year ended September 27, 2008
Form 10-Q for the thirteen weeks ended December 27, 2008
Definitive Proxy Statement on Schedule 14A filed January 26, 2009
Response letter dated March 11, 2009
File No. 001-12340

Ladies and Gentlemen:

This letter is to confirm our telephone conversation this morning with Ms. Lam of staff of the Securities and Exchange Commission wherein we advised Ms. Lam that our response to the staff’s comment later dated April 1, 2009 would be provided by April 24, 2009.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke

Chief Financial Officer

Green Mountain Coffee Roasters, Inc.